Exhibit 99.1

Huya Reports Third Quarter 2018 Unaudited Financial Results

GUANGZHOU, China, Nov. 12, 2018 /PRNewswire/ — HUYA Inc. (“Huya” or the “Company”) (NYSE: HUYA), a leading game live streaming platform in China, today announced its unaudited financial results for the third quarter ended September 30, 2018.

Third Quarter 2018 Financial and Operating Highlights

•	Total net revenues[1] for the third quarter of 2018 increased by 118.8% to RMB1,276.6 million (US$185.9 million), from RMB583.5 million in the same period of 2017.

•	Net income attributable to Huya was RMB56.8 million (US$8.3 million) for the third quarter of 2018, compared with a net loss of RMB29.3 million in the same period of 2017.

•

Non-GAAP net income attributable to Huya[2] was RMB121.0 million (US$17.6 million) for the third quarter of 2018, compared with a non-GAAP net loss attributable to Huya of RMB25.4 million in the same period of 2017.

•	Average mobile MAUs[3] in the third quarter of 2018 reached 49.4 million, representing an increase of 28.2% from 38.6 million in the third quarter of 2017.

•	Average MAUs[4] in the third quarter of 2018 reached 99.0 million, representing an increase of 14.6% from 86.3 million in the third quarter of 2017.

•	Total number of paying users[5] in the third quarter of 2018 reached 4.2 million, representing an increase of 37.8% from 3.0 million in the third quarter of 2017.

Mr. Rongjie Dong, Chief Executive Officer of Huya, commented, “We are pleased to report another strong quarter of financial and operational results including year-over-year revenue growth of 118.8% and solid profitability. Our performance was supported by a 14.6% growth in MAUs including a significant 28.2% increase in mobile MAUs as our focus on enhancing our mobile strategy continues to show results. In addition, the number of paying users in the quarter reached 4.2 million with a 37.8% increase compared to the same period last year, reflecting the compelling value users see in our content.

“Our continued strategic focus on e-sports is showing encouraging results as we broadcasted a larger number of major tournaments and self-organized e-sports events. Also, we achieved record high viewership driven by the popular world-class e-sports content offered on our platform. To increase our influence in the e-sports industry, we have not only invested into our content ecosystem but also started operating e-sports team and hosting more tournaments. With growing interest in e-sports across China and the globe, we see significant market potential for us to continue investment in this space, in order to optimize our content coverage and rapidly grow our user base,” Mr. Dong concluded.

[1]

On January 1, 2018, we adopted ASC 606, “Revenue from Contracts with Customers” using the modified retrospective method applied to those contracts which were not completed as of January 1, 2018. Based on our assessment, the adoption of ASC 606 did not have any material impact on our consolidated financial statements.

[2]

“Non-GAAP net (loss) income attributable to Huya” is defined as net (loss) income attributable to Huya before share-based compensation expenses. For more information, refer to “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

[3]

Refers to average monthly active users on the Huya Live mobile app. Average mobile MAU for any period is calculated by dividing (i) the sum of our active users on our Huya Live mobile app for each month of such period, by (ii) the number of months in such period.

[4]

Refers to average monthly active users on Huya’s platform. Average MAU for any period is calculated by dividing (i) the sum of active users for each month of such period, by (ii) the number of months in such period.

[5]	Refers to a registered user that has purchased virtual items on Huya’s platform at least once during the period presented.

Mr. Henry Sha, Chief Financial Officer of Huya, commented, “Healthy organic growth in our user base yielded strong revenue growth and solid operational results in the quarter. Our focus on enabling broadcasters to serve their audience community will continue to drive user engagement, and the promising growth in paying users will further support the opportunity we see ahead. We will continue our investment in e-sports, new products and technologies to drive user growth and provide more value-added services to strengthen our partnership with content creators.”

Third Quarter 2018 Financial Results

Total net revenues for the third quarter of 2018 increased by 118.8% to RMB1,276.6 million (US$185.9 million), from RMB583.5 million in the same period of 2017.

Live streaming revenues increased by 120.2% to RMB1,216.5 million (US$177.1 million) in the third quarter of 2018, from RMB552.4 million in the same period of 2017, primarily due to the increase in spending per paying user and the increase in the number of paying users on Huya’s platform. The increase in the number of paying users was primarily driven by the Company’s mobile strategy, diversification of content offerings and continued efforts in converting active users into paying users.

Advertising and other revenues increased by 92.9% to RMB60.1 million (US$8.8 million) in the third quarter of 2018, from RMB31.2 million in the same period of 2017. This increase reflected the Company’s continued efforts to expand the advertising services and monetize the traffic and streaming content with its business partners.

Cost of revenues increased by 112.2% to RMB1,082.9 million (US$157.7 million) in the third quarter of 2018 from RMB510.3 million in the same period of 2017, primarily attributable to the increase in revenue sharing fees and content costs, bandwidth costs as well as salaries and welfare.

Revenue sharing fees and content costs increased by 125.0% to RMB844.0 million (US$122.9 million) in the third quarter of 2018 from RMB375.1 million in the same period of 2017, primarily due to the increase in virtual item revenue sharing, which was in line with Company’s live streaming revenue growth, and continued spending in e-sports content and content creators in both domestic and overseas markets.

Bandwidth costs increased by 66.8% to RMB174.0 million (US$25.3 million) in the third quarter of 2018 from RMB104.3 million in same period of 2017, primarily due to an increase in bandwidth usage as a result of increased user base on Huya’s platform and enhanced live streaming video quality improvement, partially offset by improved efficiency in bandwidth utilization as a result of deploying new technologies in content distribution.

Gross profit increased by 164.5% to RMB193.7 million (US$28.2 million) in the third quarter of 2018 from RMB73.2 million in the same period of 2017. Gross margin increased to 15.2% in the third quarter of 2018 from 12.6% in the same period of 2017, primarily due to Huya’s enhanced monetization efforts, continued leverage on economies of scale and technology innovation.

Research and development expenses increased by 52.6% to RMB74.6 million (US$10.9 million) for the third quarter of 2018 from RMB48.9 million for the third quarter of 2017, mainly attributable to the increase in the salaries and welfare of research and development personnel and share-based compensation expenses related to the share awards newly granted in the third quarter of 2018.

Sales and marketing expenses increased by 191.6% to RMB61.7 million (US$9.0 million) for the third quarter of 2018 from RMB21.2 million for the third quarter of 2017, mainly attributable to the increase of marketing and promotion expenses due to enhanced efforts in promoting Huya’s brand awareness and e-sports content, as well as cooperating with various marketing channels during the summer holidays.

General and administrative expenses increased by 90.7% to RMB71.2 million (US$10.4 million) for the third quarter of 2018 from RMB37.3 million for the third quarter of 2017, mainly due to the increase in share-based compensation expenses related to the share awards newly granted in the first quarter of 2018 and salaries and welfare of management personnel.

Operating loss was RMB2.7 million (US$0.4 million) for the third quarter of 2018, compared with an operating loss of RMB34.1 million in the same period of 2017.

Non-GAAP operating income, which excludes share-based compensation expenses, was RMB61.5 million (US$9.0 million) for the third quarter of 2018, compared with a non-GAAP operating loss of RMB30.1 million in the same period of 2017.

Net income attributable to HUYA Inc. was RMB56.8 million (US$8.3 million) for the third quarter of 2018, compared with a net loss attributable to HUYA Inc. of RMB29.3 million in the same period of 2017.

Non-GAAP net income attributable to HUYA Inc. in the third quarter of 2018, which excludes share-based compensation expenses, was RMB121.0 million (US$17.6 million), compared with a non-GAAP net loss attributable to HUYA Inc. of RMB25.4 million in the same period of 2017.

Diluted net income per American Depositary Share (“ADS”) was RMB0.26 (US$0.04) for the third quarter of 2018, compared with diluted net loss per ADS of RMB0.39 for the same period of 2017. Each ADS represents one Class A ordinary share.

Non-GAAP diluted net income per ADS was RMB0.55 (US$0.08) for the third quarter of 2018, compared with non-GAAP diluted net loss per ADS of RMB0.35 for the same period of 2017.

Balance Sheets and Cash Flows

As of September 30, 2018, the Company had cash, cash equivalents, short-term deposits and short-term investments of RMB5,873.6 million (US$855.2 million). Net cash provided by operating activities was RMB237.7 million (US$34.6 million) for the third quarter of 2018, compared with net cash provided by operating activities of RMB87.2 million in the same period of 2017.

Recent Development

In September 2018, Huya announced that it will operate a newly-established e-sports team and join the Overwatch LeagueTM, the first major global professional e-sports league with city-based teams across Asia, Europe, and North America. This Chengdu-based new team will join the Overwatch League for the start of its 2019 season.

Business Outlook

For the fourth quarter of 2018, Huya currently expects total net revenues to be in the range of RMB1,400 million to RMB1,440 million, representing a year-over-year growth of between 88.9% and 94.3%. This forecast reflects our current and preliminary views on the market and operational conditions, which are subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:00 PM U.S. Eastern Time on November 12, 2018 (9:00 AM Beijing/Hong Kong time on November 13, 2018).

Dial-in details for the earnings conference call are as follows:

United States (toll free):	+1-888-317-6003
International:	+1-412-317-6061
Hong Kong (toll free):	800-963-976
Hong Kong:	+852-5808-1995
China (toll free)	400-120-6115
Elite Entry Number:	3053644

Participants should dial-in at least 10 minutes before the scheduled start time and ask to be connected to the call for “HUYA Inc” with the Elite Entry number as set forth above.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.huya.com.

A replay of the conference call will be accessible approximately one hour after the conclusion of the live call until November 19, 2018, by dialing the following telephone numbers:

United States (toll free):	+1-877-344-7529
International:	+1-412-317-0088
Replay Access Code:	10125990

About HUYA Inc.

HUYA Inc. is a leading game live streaming platform in China with a large and active game live streaming community. The Company cooperates with e-sports event organizers, as well as major game developers and publishers, and has developed e-sports live streaming as one of the most popular content genres on its platform. The Company has created an engaged, interactive and immersive community for game enthusiasts of China’s young generation. Building on its success in game live streaming, Huya has also extended its content to other entertainment content genres. Huya’s open platform also functions as a marketplace for broadcasters and talent agencies to congregate and closely collaborate with the Company.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except that the consolidated statement of changes in shareholders’ equity (deficit), consolidated statements of cash flows, and the detailed notes have not been presented. Huya uses non-GAAP operating (loss) income, non-GAAP net (loss) income attributable to HUYA Inc., non-GAAP net (loss) income attributable to ordinary shareholders, and non-GAAP basic and diluted net (loss) income per ADS, which are non-GAAP financial measures. Non-GAAP operating (loss) income is operating (loss) income excluding share-based compensation expenses. Non-GAAP net (loss) income attributable to HUYA Inc. is net (loss) income attributable to HUYA Inc. excluding share-based compensation expenses, fair value loss on derivative liabilities and gain on fair value change of investments and equity investee’s investments. Non-GAAP net (loss) income attributable to ordinary shareholders is net loss attributable to ordinary shareholders excluding share-based compensation expenses, fair value loss on derivative liabilities, gain on fair value change of investments and equity investee’s investments and deemed dividend to Series A redeemable convertible preferred shareholders. Non-GAAP basic and diluted net (loss) income per ADS is non-GAAP net (loss) income attributable to ordinary shareholders divided by weighted average number of ordinary shares used in the calculation of non-GAAP basic and diluted net (loss) income per ADS. The Company believes that separate analysis and exclusion of the non-cash impact of (i) share-based compensation expenses, (ii) fair value loss on derivative liabilities, (iii) gain on fair value change of investments and equity investee’s investments and (iv) deemed dividend to Series A redeemable convertible preferred shareholders adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measure is useful supplemental information for investors and analysts to assess its operating performance without the non-cash effect of (i) share-based compensation expenses, which have been and will continue to be significant recurring expenses in its business, (ii) fair value loss on derivative liabilities and gain on fair value change of investments and equity investee’s investments, which may not recur in the future, and (iii) deemed dividend to Series A redeemable convertible preferred shareholders, which may recur when Huya and its affiliates enter into equity transactions. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net (loss) income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “HUYA Inc. Reconciliations of GAAP and Non-GAAP Results” near the end of this release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB 6.8680 to US$1.00, the rate in effect as of September 28, 2018 as certified for customs purposes by the Federal Reserve Bank of New York.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Huya’s strategic and operational plans, contain forward-looking statements. Huya may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Huya’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Huya’s goals and strategies; Huya’s future business development, results of operations and financial condition; the expected growth of the game live streaming market the expectation regarding the rate at which to gain active users, especially paying users; Huya’s ability to monetize the user base; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Huya’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Huya does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

HUYA Inc.

Investor Relations

Tel: +86-20-8212-0509

E-mail: ir@huya.com

The Piacente Group, Inc.

Ross Warner

Tel: +86-10-5730-6202

E-mail: huya@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: huya@tpg-ir.com

HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share and per share data)

	As of December 31,	As of September 30,
	2017	2018	2018
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	442,532	793,230	115,497
Short-term deposits	593,241	4,958,730	722,005
Short-term investments	—	121,607	17,706
Accounts receivable, net	29,847	52,189	7,599
Amounts due from related parties	113,311	79,706	11,605
Prepayments and other current assets	71,376	233,910	34,058

Total current assets	1,250,307	6,239,372	908,470

Non-current assets
Deferred tax assets	—	2,431	354
Investments	10,299	212,938	31,004
Property and equipment, net	32,315	83,736	12,192
Intangible assets, net	5,620	49,947	7,272
Prepayments and other non-current assets	2,000	72,515	10,558

Total non-current assets	50,234	421,567	61,380

Total assets	1,300,541	6,660,939	969,850

Liabilities, mezzanine equity and shareholders’ equity
Current liabilities
Accounts payable	5,796	18,793	2,736
Deferred revenue	243,419	345,426	50,295
Advances from customers	3,962	10,555	1,537
Accrued liabilities and other current liabilities	424,078	684,241	99,627
Amounts due to related parties	8,395	41,532	6,047

Total current liabilities	685,650	1,100,547	160,242

Non-current liabilities
Deferred revenue	45,024	68,880	10,029

Total non-current liabilities	45,024	68,880	10,029

Total liabilities	730,674	1,169,427	170,271

HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except share and per share data)

	As of December 31,	As of September 30,
	2017	2018	2018
	RMB	RMB	US$
Mezzanine equity
Series A-1 redeemable convertible preferred shares (“Preferred Shares”) (US$0.0001 par value; 17,647,058 shares authorized, issued and outstanding as of December 31, 2017, and none outstanding as of September 30, 2018)	407,734	—	—
Series A-2 Preferred Shares (US$0.0001 par value; 4,411,765 shares authorized, issued and outstanding as of December 31, 2017, and none outstanding as of September 30, 2018)	101,934	—	—

Total mezzanine equity	509,668	—	—

Shareholders’ equity
Class A ordinary shares (US$0.0001 par value; 249,957,163 and 750,000,000 shares authorized, 992,456 and 44,639,737 shares issued and outstanding as of December 31, 2017 and September 30, 2018, respectively)	1	29	4
Class B ordinary shares (US$0.0001 par value; 99,007,544 and 200,000,000 shares authorized, 99,007,544 and 159,157,321 shares issued and outstanding as of December 31, 2017 and September 30, 2018, respectively)	66	104	15
Additional paid-in capital	140,792	7,603,860	1,107,143
Accumulated deficit	(80,968)	(2,489,127)	(362,424)
Accumulated other comprehensive income	308	376,646	54,841

Total shareholders’ equity	60,199	5,491,512	799,579

Total liabilities, mezzanine equity and shareholders’ equity	1,300,541	6,660,939	969,850

HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE (LOSS) INCOME

(All amounts in thousands, except share and per share data)

	Three Months Ended				Nine Months Ended
	September 30, 2017	June 30, 2018	September 30, 2018	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2018
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Live streaming	552,359	991,812	1,216,467	177,121	1,376,828	3,001,063	436,963
Advertising and others	31,175	46,520	60,130	8,755	66,969	157,448	22,925

Total net revenues	583,534	1,038,332	1,276,597	185,876	1,443,797	3,158,511	459,888

Cost of revenues(1)	(510,297)	(871,965)	(1,082,857)	(157,667)	(1,296,950)	(2,667,355)	(388,374)

Gross profit	73,237	166,367	193,740	28,209	146,847	491,156	71,514

Operating expenses(1)
Research and development expenses	(48,908)	(59,964)	(74,625)	(10,866)	(126,436)	(186,047)	(27,089)
Sales and marketing expenses	(21,162)	(41,682)	(61,702)	(8,984)	(57,708)	(129,324)	(18,830)
General and administrative expenses	(37,336)	(88,473)	(71,201)	(10,367)	(65,393)	(195,457)	(28,459)
Total operating expenses	(107,406)	(190,119)	(207,528)	(30,217)	(249,537)	(510,828)	(74,378)

Other income	98	6,459	11,072	1,612	9,629	27,814	4,050

Operating (loss) income	(34,071)	(17,293)	(2,716)	(396)	(93,061)	8,142	1,186

Interest and short-term investment income	4,767	42,444	50,818	7,399	7,115	103,846	15,119
Fair value loss on derivative liabilities	—	(2,273,355)	—	—	—	(2,285,223)	(332,735)
Foreign currency exchange gains, net	—	—	98	14	—	98	14

(Loss) income before income tax benefits	(29,304)	(2,248,204)	48,200	7,017	(85,946)	(2,173,137)	(316,416)

Income tax benefits	—	6,070	8,562	1,247	—	19,096	2,780

(Loss) income before share of income in equity method investments, net of income taxes	(29,304)	(2,242,134)	56,762	8,264	(85,946)	(2,154,041)	(313,636)

Share of income in equity method investments, net of income taxes	—	116,687	10	1	—	116,773	17,001

Net (loss) income attributable to HUYA Inc.	(29,304)	(2,125,447)	56,772	8,265	(85,946)	(2,037,268)	(296,635)

Accretion to Preferred Shares redemption value	(9,954)	(41,047)	—	—	(9,954)	(71,628)	(10,428)
Deemed dividend to Series A Preferred Shareholders	—	—	—	—	—	(496,995)	(72,364)

Net (loss) income attributable to ordinary shareholders	(39,258)	(2,166,494)	56,772	8,265	(95,900)	(2,605,891)	(379,427)

HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE (LOSS) INCOME (CONTINUED)

(All amounts in thousands, except share and per share data)

	Three Months Ended				Nine Months Ended
	September 30, 2017	June 30, 2018	September 30, 2018	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2018
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net (loss) income per ADS*
Basic	(0.39)	(13.70)	0.28	0.04	(0.96)	(16.88)	(2.46)
Diluted	(0.39)	(13.70)	0.26	0.04	(0.96)	(16.88)	(2.46)
Net (loss) income per ordinary share
Basic	(0.39)	(13.70)	0.28	0.04	(0.96)	(16.88)	(2.46)
Diluted	(0.39)	(13.70)	0.26	0.04	(0.96)	(16.88)	(2.46)
Weighted average number of ADS used in calculating net income (loss) per ADS
—Basic	100,000,000	158,171,978	203,797,058	203,797,058	100,000,000	154,369,888	154,369,888
—Diluted	100,000,000	158,171,978	221,763,259	221,763,259	100,000,000	154,369,888	154,369,888

*	Each ADS represents one Class A ordinary share.

(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended				Nine Months Ended
	September 30, 2017	June 30, 2018	September 30, 2018	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2018
	RMB	RMB	RMB	US$	RMB	RMB	US$
Cost of revenues	756	2,653	3,902	568	2,648	6,810	992
Research and development expenses	1,924	5,841	11,613	1,691	7,242	19,244	2,802
Sales and marketing expenses	32	732	75	11	257	1,225	178
General and administrative expenses	1,227	64,878	48,639	7,082	6,493	135,421	19,718

HUYA INC.

Reconciliations of GAAP And Non-GAAP Results

(All amounts in thousands, except share and per share data)

	Three Months Ended				Nine Months Ended
	September 30, 2017	June 30, 2018	September 30, 2018	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2018
	RMB	RMB	RMB	US$	RMB	RMB	US$
Operating (loss) income	(34,071)	(17,293)	(2,716)	(396)	(93,061)	8,142	1,186
Share-based compensation expenses	3,939	74,104	64,229	9,352	16,640	162,700	23,690
Non-GAAP operating (loss) income	(30,132)	56,811	61,513	8,956	(76,421)	170,842	24,876

Net (loss) income attributable to HUYA Inc.	(29,304)	(2,125,447)	56,772	8,265	(85,946)	(2,037,268)	(296,635)
Gain on fair value change of investments and equity investee’s investments	—	(116,654)	—	—	—	(116,654)	(16,985)
Fair value loss on derivative liabilities	—	2,273,355	—	—	—	2,285,223	332,735
Share-based compensation expenses	3,939	74,104	64,229	9,352	16,640	162,700	23,690
Non-GAAP net (loss) income attributable to HUYA Inc.	(25,365)	105,358	121,001	17,617	(69,306)	294,001	42,805

Net (loss) income attributable to ordinary shareholders	(39,258)	(2,166,494)	56,772	8,265	(95,900)	(2,605,891)	(379,427)
Gain on fair value change of investments and equity investee’s investments	—	(116,654)	—	—	—	(116,654)	(16,985)
Fair value loss on derivative liabilities	—	2,273,355	—	—	—	2,285,223	332,735
Share-based compensation expenses	3,939	74,104	64,229	9,352	16,640	162,700	23,690
Deemed dividend to Series A Preferred Shareholders	—	—	—	—	—	496,995	72,364
Non-GAAP net income(loss) attributable to ordinary shareholders	(35,319)	64,311	121,001	17,617	(79,260)	222,373	32,377

Non-GAAP net (loss) income per ordinary share
Basic	(0.35)	0.41	0.59	0.09	(0.79)	1.44	0.21
Diluted	(0.35)	0.37	0.55	0.08	(0.79)	1.32	0.19

Non-GAAP net (loss) income per ADS
Basic	(0.35)	0.41	0.59	0.09	(0.79)	1.44	0.21
Diluted	(0.35)	0.37	0.55	0.08	(0.79)	1.32	0.19

Weighted average number of ADS used in calculating Non-GAAP net income per ADS
—Basic	100,000,000	158,171,978	203,797,058	203,797,058	100,000,000	154,369,888	154,369,888
—Diluted	100,000,000	174,314,016	221,763,259	221,763,259	100,000,000	168,062,881	168,062,881